07027423

RECEIVED
2007 OCT 17 P 3:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 10, 2007

Exemption No: 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 10, 2007 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended September 30, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

10/19

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : 532709

As On : 30th Sep 2007

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.61	0.60
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	23	726763053	726741550	49.73	49.33
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	34	735608142	735586539	50.34	49.94
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	34	735608142	735586539	50.34	49.94

(B)	Public Shareholding					
(1)	Institutions					
(a)	Mutual Funds /UTI	175	7962740	7477533	0.54	0.54
(b)	Financial Institutions/Banks	396	2053344	1929142	0.14	0.14
(c)	Central Government/State Governments	75	3629423	2616024	0.25	0.25
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	15	70515776	70509197	4.83	4.79
(f)	Foreign Institutional Investors	331	71254059	71130910	4.88	4.84
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**992**	**155415342**	**153662806**	**10.64**	**10.55**
(2)	Non-Institutions					
(a)	Bodies Corporate	9067	113615991	112902048	7.77	7.71
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2082766	391509388	337557244	26.79	26.58
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	792	48569020	47924967	3.32	3.30
(c)	Any Other (Specify)				0.00	0.00
1	NRIs/OCBs	17199	16580140	12049602	1.13	1.13
2	Pending Confirmation*	0	17909	0	0.00	0.00
	Sub -Total (B)(2)	**2109824**	**570292448**	**510433861**	**39.03**	**38.71**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2110816**	**725707790**	**664096667**	**49.66**	**49.26**
	TOTAL (A) +(B)	**2110850**	**1461315932**	**1399683206**	**100.00**	**99.20**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**11814490**	**11814490**	**0.00**	**0.80**
	GRAND TOTAL (A)+(B)+(C)	**2110851**	**1473130422**	**1411497696**	**100.00**	**100.00**

*** Physical shares pending for demat confirmation**

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	AAA Power Systems (Global) Private Limited	69 82 41 254	47.40
2	Hansdhwani Trading Company Pvt Ltd	40	0.00
3	Reliance Capital Limited	1 64 92 758	1.12
4	Reliance Innoventures Private Limited	1 15 29 001	0.78
5	Sonata Investments Limited	5 00 000	0.03
6	Anil D Ambani	18 59 171	0.13
7	Jaianmol A. Ambani	16 69 759	0.11
8	Jaianshul A. Ambani	100	0.00
9	Kokila D. Ambani	36 65 227	0.25
10	Tina A Ambani	16 50 832	0.11
	TOTAL	**73 56 08 142**	**49.94**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage oftotal number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation Of India	56971480	3.87
	TOTAL	**56971480**	**3.87**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	250000000	16.97
	TOTAL	**250000000**	**16.97**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	5907245	11814490	0.80
	TOTAL		11814490	0.80

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil		0	0.00
	TOTAL		0	0.00

END